Sangui BioTech International , Inc.

1393 North Bennett Circle

Farmington, Utah 84025

c/o SanguiBioTech GmbH
Alfred-Herrhausen-Str. 44
58455 Witten

TO:

Jim B. Rosenberg, Senior Assistant Chief Accountant

Lisa Vanjoske, Assistant Chief Accountant

Ibolya Ignat, Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Stop 4561

Washington, D.C. 20549

FROM:

Joachim Fleing, Chief Financial Officer

Sangui Biotech International, Inc.

DATE:

May 5, 2009

RE:

Sangui Biotech International, Inc.

Form 10-KSB for the Year Ended June 30, 2008

Form 10-Q for the Quarterly Period ended September 30, 2008

File No. 0-29233

We submit the following in response to your comments by letter of April 2, 2009.  In each case, to facilitate review we have quoted your comment, and provided our response and a reference to the page of the Filing in which the revisions appear, or alternatively, have provided the supplemental information requested by the Commission.

Form 10-KSB for the Year Ended June 30, 2008

Item 6.  Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 12

Liquidity and Capital Resources, page 13

1.

With regard to your response to comment two, provide us the amount of compensation expense recognized, and tell us where in the financial statements it is reflected.

COMPANY RESPONSE:  The amount of compensation expense recognized by the Company during the period ended June 30, 2008 was $398,673.  This amount was separated into two different line items for presentation in the Statement of Operations.  The Company’s compensation expense pertaining to research and development activities ($135,434) was classified “research and development expense,” and non-R&D compensation ($263,239) was classified as “general and administrative” expense in the Statement of Operations in our financial statements.

2.

Please refer to your response to comment three.  We did not recognize the accounting guidance of SOS 133 you referenced in your response.  Please revise your proposed disclosure to clarify. We repeat our comment to provide disclosure discussing a) the reasons for effects of exchange rates on cash of ($853,111) and $694,448 presented on the statement of cash flows and b) the effects of exchange rates on liquidity.  Tell us how these amounts were computed in order to support that they represent the effect of exchange rates discussed in the last sentence of paragraph 25 of FAS 95.

May 5, 2009

Response to April 2, 2009 SEC Comment Letter

COMPANY RESPONSE:  The Company has revised its disclosure so as to more clearly state the accounting compliance with FAS 52, and to more fully explain the effects of exchange rates on liquidity.  The Company has amended its disclosure as follows:

“NOTE 11 – FOREIGN CURRENCY TRANSLATION

During the years ended June 30, 2008 and 2007, the Company has transacted the majority of its business activities in Germany, and the transactions have been primarily consummated in the Euro currency.  Due to the fact that the Company’s functional currency is the Euro and its reporting currency is the U.S. dollar, the Company must recognize the effects of variations in foreign currency exchange rates as other comprehensive income and losses, pursuant to FAS 52.  To calculate this other comprehensive income and loss, the Company utilizes the “current method,” whereby assets and liabilities of the German subsidiary are translated from Euro into U.S. dollars at the exchange rate at the balance sheet date.  All equity items, other than retained earnings, are specifically identified where possible and exchange rates on transaction dates are implemented.  Profit and loss accounts are translated using an average rate for the period.  During the years ended June 30, 2008 and 2007, the Company recognized other comprehensive income (loss) of ($993,610) and $694,448, respectively.”  Such other comprehensive income (loss) had no effect on liquidity.”

The Company has also revised its Statement of Operations in the column for the year ended June 30, 2007 so as to correctly state the foreign currency translation adjustment as ($694,448), which agrees with the statement of stockholders’ equity and the statement of cash flows.

3.

You state that your functional currency is the U.S. dollar.  Revise your disclosure to clarify if the Euro is your functional currency and the U.S. dollar is your reporting currency.

COMPANY RESPONSE:  The Company has revised its disclosure so as to more clearly state that the Euro is the Company’s functional currency and the U.S. dollar is the reporting currency.  See response to your comment number 2 above.

Item 4.  Controls and Procedures, page 13

Evaluation of Disclosure Controls and Procedures, page 31

4.

Please refer to your response to comment eight.  It is unclear from your proposed disclosure why your failure to disclose the material weaknesses identified during the evaluation of the effectiveness of your internal control over financial reporting did not result in a conclusion that your disclosure controls and procedures were not effective as of June 30, 2008.  In light of the fact that material weaknesses existed with respect to segregation of duties and anti-fraud controls, disclose in reasonable detail the basis for managements’ conclusions that the Company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.  As an alternative, you can state that given the identified matters, your disclosure controls and procedures were not effective.

COMPANY RESPONSE:  The Company has amended its disclosure with respect to internal controls over financial reporting, as follows:

“ITEM 8A(T). CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

May 5, 2009

Response to April 2, 2009 SEC Comment Letter

Based on an evaluation as of the date of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-15.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f).  Management conducted an evaluation of the effectiveness of the internal control over financial reporting as of June 30, 2008, using the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  As a result of management’s assessment, management has determined that there is a material weakness due to the lack of segregation of duties.  In order to address and resolve this weakness we will evaluate our resources and endeavor to locate and appoint additional qualified personnel to the pertinent management positions.  Additionally, the Company has not instituted specific anti-fraud controls.  While management found no evidence of fraudulent activity, the chief accounting officer has access to both accounting records and corporate assets, principally the operating bank account.  Management believes this exposure to potential fraudulent activity is not significant either to the operations of the company or to the financial reporting; however, management is in the process of instituting controls specifically designed to address this material weakness, so as to prevent and detect—on a timely basis—any potential loss due to fraudulent activity.

This Annual Report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our last fiscal quarter (our fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant’s principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(a)           Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

May 5, 2009

Response to April 2, 2009 SEC Comment Letter

(b)           Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(c)           Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant’s assets that could have a material effect on the financial statements.”

5.

Please refer to your response to comment nine.  We believe that you should revise your disclosures to clarify that the lack of segregation of duties identified amounted to a material weakness, instead of saying that it may be a material weakness.

COMPANY RESPONSE:  The Company has revised its disclosure with respect to the lack of proper segregation of duties amounting to a material weakness, pursuant to the Commission’s request.  Please see the revised disclosure in our response to your comment number 4 above.

6.

In this regard, also revise to disclose the current steps that the Company has taken to remediate the material weaknesses identified and disclose whether the Company believes that the material weaknesses still exists at the end of the period covered by the report.

COMPANY RESPONSE:  The Company has revised its disclosure so as to more clearly state that management is currently in the process of designing and implementing proper internal controls, and that it has not completed this process as of the date of this letter.  Please see our response to your comment number 4 above for the revised disclosure.

7.

You state that management conducted an evaluation of the effectiveness of your internal control over financial reporting as of June 30, 2008 but it does not appear that your certifying officers have reached a conclusion on the effectiveness of your internal control over financial reporting.  Please revise your wording to clarify, in clear and unqualified language, the conclusions reached by your certifying officers on the effectiveness of your internal control over financial reporting as of June 30, 2008.

COMPANY RESPONSE:  The Company has revised its disclosure relating to the effectiveness of our internal controls over financial reporting so as to more clearly state that management reached a collective conclusion that our controls were not effective as of June 30, 2008. Please see our response to your comment number 4 for the revised disclosure.

If you have any questions or would like to discuss the responses contained herein in greater detail, please feel free to contact us at your convenience.

Sincerely,

Sangui Biotech International, Inc.

/s/ Joachim Fleing

Joachim Fleing

Chief Financial Officer